SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: SunAmerica Income Funds (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-04708

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒      Initial Application      ☐      Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8138

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Records relating to its function as investment adviser:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(201) 324-6300

Records relating to its function as principal underwriter:

AIG Capital Services, Inc.

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(800) 858-8850

Records relating to its function as custodian:

State Street Bank and Trust Company

One Lincoln Street

Boston, Massachusetts 02111

(617) 786-3000

Records relating to its function as transfer agent:

DST Asset Manager Solutions, Inc.

2000 Crown Colony Drive

Quincy, Massachusetts 02169

(617) 483-7000

Records relating to their function as subadvisers:

Newfleet Asset Management, LLC

One Financial Plaza, 20th Floor

Hartford, Connecticut 06103

(877) 332-8172

PineBridge Investments LLC

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(646) 857-8000

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒      Open-end       ☐      Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

Newfleet Asset Management, LLC

One Financial Plaza, 20th Floor

Hartford, Connecticut 06103

PineBridge Investments LLC

Park Avenue Tower

65 East 55th Street

New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

AIG Capital Services, Inc.

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐      Yes            ☒       No

If Yes, for each UIT state:

Name(s):

File No.: 811-___

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒      Yes            ☐       No

If Yes, state the date on which the board vote took place: February 8, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒      Yes            ☐       No

If Yes, state the date on which the shareholder vote took place: See Schedule A

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒      Yes            ☐       No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On July 16, 2021, the Fund transferred each Target Fund’s assets to its corresponding Acquiring Fund in exchange for shares of the Acquiring Fund. On that same date, each Target Fund distributed shares of the Acquiring Fund pro rata to its shareholders in complete liquidation of the Target Fund. Each shareholder of a Target Fund received a number of shares of the corresponding Acquiring Fund based on the net asset value of the Target Fund shares owned at the time of the reorganization. The Target Funds and Acquiring Funds are set forth on Schedule A.

(b)	Were the distributions made on the basis of net assets?

☒      Yes            ☐       No

(c)	Were the distributions made pro rata based on share ownership?

☒      Yes            ☐       No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐      Yes            ☐       No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐      Yes            ☐       No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒      Yes            ☐       No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐      Yes            ☒       No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(see question 18 above)

☐      Yes            ☒       No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐      Yes            ☐       No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐      Yes            ☒       No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)

List the expenses incurred in connection with the Merger or Liquidation: Each Target Fund’s reorganization was part of a larger transaction involving the reorganization of twelve (12) total portfolios in the Fund’s fund family into series of registrants in another fund complex and the liquidation of six (6) portfolios in the Fund’s fund family. The expenses below are the total expenses attributable to these mergers and liquidations that were borne by SunAmerica Asset Management, LLC, the Fund’s investment adviser, and its affiliates.

(i)	Legal expenses: $819,472

(ii)	Accounting expenses: $162,195

(iii)	Other expenses (list and identify separately):

Proxy vendor solicitation and mailing: $5,240,221

Operational and other expenses related to proxy: $929,072

(iv)	Total expenses (sum of lines (i)-(iii) above): $7,150,960

(b)	How were those expenses allocated?

Other than brokerage commissions and other portfolio transaction costs, all of the fund family’s portion of expenses incurred in connection with each Target Fund’s reorganization as part of the larger transaction noted above in 22(a) were allocated to, and borne by, SunAmerica Asset Management, LLC, the investment adviser to the Fund, and its affiliates.

(c)	Who paid those expenses? Please see response to Question 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐      Yes            ☒       No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒      Yes            ☐       No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

As of November 10, 2022, the Fund was not knowingly a defendant in or otherwise unwillingly party to any litigation. The Fund, on behalf of two of the Target Funds, is a named plaintiff or complainant in certain litigation involving allegations that the named defendants’ wrongdoing caused losses on investments held by the Target Funds prior to their reorganizations. The Fund’s economic interests in any right to recovery were assumed by the applicable Acquiring Fund as part of the reorganization of the Target Funds.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐      Yes            ☒       No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

See Schedule A

(b)	State the Investment Company Act file number of the fund surviving the merger:

See Schedule A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

See Schedule A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SunAmerica Income Funds, (ii) he is the Secretary of SunAmerica Income Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

SunAmerica Income Funds

By:	/s/ Kathleen D. Fuentes
Kathleen D. Fuentes
Assistant Secretary

Schedule A

Item 15(b). Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? If Yes, state the date on which the shareholder vote took place:

Name of Series of SunAmerica Income Funds	Date of Shareholder Vote
AIG Flexible Credit Fund	June 10, 2021

AIG Strategic Bond Fund	June 10, 2021

AIG U.S. Government Securities Fund	June 10, 2021

Item 26(a). State the name of the fund surviving the Merger:

Target Fund Names (each a series of SunAmerica Income Funds)	Acquiring Fund/Trust Names
AIG Flexible Credit Fund	Touchstone Strategic Income Opportunities Fund, a series of Touchstone Strategic Trust

AIG Strategic Bond Fund	Touchstone Strategic Income Opportunities Fund, a series of Touchstone Strategic Trust

AIG U.S. Government Securities Fund	Touchstone Active Bond Fund, a series of Touchstone Funds Group Trust

Item 26(b). State the Investment Company Act file number of the fund surviving the merger:

Target Fund Names (each a series of SunAmerica Income Funds)	Acquiring Trust Name	Acquiring Trust Investment Co. Act File Number
AIG Flexible Credit Fund	Touchstone Strategic Trust	811-03651
AIG Strategic Bond Fund	Touchstone Strategic Trust	811-03651
AIG U.S. Government Securities Fund	Touchstone Funds Group Trust	811-08104

Item 26(c). If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Name of Series of SunAmerica Income Funds	File Number	Date & Form Type
AIG Flexible Credit Fund and AIG Strategic Bond Fund	333-254052	April 12, 2021 – Form 497

AIG U.S. Government Securities Fund	333-254054	April 16, 2021 – Form 497